Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2015	2014	2013	2012	2,011
Earnings
Income before income taxes	$10,252	$1,234	$14,371	$2,005	$3,687
Add/(Deduct):
Equity in net income of affiliated companies	(1,818)	(1,275)	(1,069)	(588)	(500)
Dividends from affiliated companies	1,485	1,463	529	593	316
Fixed charges excluding capitalized interest	3,380	3,671	3,861	3,998	4,611
Amortization of capitalized interest	38	39	41	44	46
Earnings	$13,337	$5,132	$17,733	$6,052	$8,160

Fixed Charges
Interest expense	$3,227	$3,496	$3,689	$3,828	$4,431
Interest portion of rental expense (a)	153	175	172	170	180
Capitalized interest	20	21	18	4	31
Total fixed charges	$3,400	$3,692	$3,879	$4,002	$4,642

Ratios
Ratio of earnings to fixed charges	3.9	1.4	4.6	1.5	1.8
__________
(a) One-third of all rental expense is deemed to be interest.